Exhibit (a)(1)(iv)

Form of Confirmation Message to Eligible Employees who Elect to Participate in the Offer to Exchange

We have received your election form by which you elected to have some or all of your outstanding eligible options cancelled in exchange for new shares of restricted stock, except for employees employed in France and Canada who will receive new options, subject to the terms and conditions of the offer.

If you change your mind, you may submit your withdrawal by sending your withdrawal form by mail, facsimile or e-mail using the address as follows on or before 9:00 p.m., Pacific Time, on July 2, 2009:

•	by regular mail or courier to CB Richard Ellis Group, Inc., 11150 Santa Monica Blvd., Suite 1600, Los Angeles, CA 90025, Attn: Option Exchange Administrator;

•	by facsimile to 310-405-8925, Attn: Option Exchange Administrator; or

•	by e-mail to optionexchange@cbre.com.

You also may elect to include additional eligible options in the offer by submitting a new election that lists all the eligible options you wish to have included in the offer. Only responses that are complete and actually received by the Company by mail, facsimile or e-mail by the expiration date will be accepted. If you have questions about the offer, or if you need additional copies of the offer documents, please direct them to:

CB Richard Ellis Group, Inc.

Attention: Option Exchange Administrator

11150 Santa Monica Blvd., Ste. 1600

Los Angeles, CA 90025

Phone: 310-405-8927

Fax: 310-405-8925

E-mail: optionexchange@cbre.com

Copies of these documents will be furnished to you promptly upon request at our expense.

Please note that our receipt of your election is not by itself an acceptance of your eligible options for exchange. For purposes of this offer, we will be deemed to have accepted eligible options for exchange that are validly elected to be exchanged and are not properly withdrawn as of the time when we give oral or written notice to the option holders generally of our acceptance of eligible options for exchange.

This notice does not constitute the Offer to Exchange Certain Outstanding Options to Purchase Common Stock for New Restricted Stock (referred to as the “Offer to Exchange”). The full terms of the offer are described in (1) the Offer to Exchange; (2) the memo from Laurence H. Midler, dated June 5, 2009; (3) the Election Form; and (4) the Withdrawal Form.